Mail Stop 3561

August 19, 2009

VIA U.S. MAIL

Mr. Christian Mundigo
BNP Paribas Mortgage Securities LLC
BNP Paribas Mortgage ABS LLC
787 Seventh Ave.
New York, NY 10019

Re: BNP Paribas Mortgage Securities LLC
BNP Paribas Mortgage ABS LLC
Amendment No. 1 to the Registration Statement on Form S-3
Filed August 6, 2009
File No. 333-159428 & -01

Dear Mr. Mundigo:

We have reviewed your response to our letter dated June 18, 2009 and have the following additional comments. Please note that page numbers reference the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note your response to our prior comment 1. Please provide an analysis of how only one depositor will be liable for and sign the periodic reports for a specific takedown when, in fact, two depositors will both be issuers liable with respect to any liability under the Securities Act of 1933. For example, explain why the other depositor would not be liable for providing and signing the periodic reports for a specific takedown when both depositors would be issuers under the registration statement and will have made statements in the Rule 424(b) prospectus concerning periodic reporting requirements. Also, tell us whether both depositors will sign the material agreements for each takedown.

2. We note your response to our prior comment 3 and reissue in part. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

3. While we note your response to comment 3, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. To the extent your disclosure, such as on page S-72 of Prospectus Supplement Version 1, states that you will file any documents "after the initial issuance of the Certificates," please revise your disclosure accordingly.

Base Prospectus

The Depositor, page 57

4. We note your response to our prior comment 10. Please confirm whether any prior securitizations organized by the depositors has experienced an early amortization or triggering event unrelated to the performance by the depositors or the sponsor.

5. Additionally, please revise your disclosure in the appropriate place to disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization or triggering event. Refer to Item 1104(c) of Regulation AB.

Prospectus Supplements

The Mortgage Loans, page S-7

6. We note your response to our prior comment 16. Please disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification in this summary section.

Impact of Regulatory Developments, page S-28

7. Please revise to discuss each pending legislation at the national level which might impact the pool assets. If there are pending initiatives in any state in which a material amount of the pool's mortgages are located, please discuss the provisions of those potential laws as well.

Impact of the Housing and Economic Recovery Act of 2008 on Modifications, page S-31

8. We note your disclosure in the second paragraph under this heading that, in addition to the Housing and Economic Recovery Act of 2008, there are other government and private-industry driven proposals which, if enacted, may impact

loan modifications. If material, please provide additional discussion regarding these proposals.

Impact of the Obama Plan on Modifications, page S-32

9. We note your disclosure that modifications under the HAMP program are available to loans which meet the program's qualifications. Please revise the Collection and Other Servicing Procedures; Mortgage Loan Modifications section on page 16 of the Base Prospectus to include a discussion of the potential impact of HAMP and HASP on loan modification. Also, please include bracketed placeholders in your prospectus supplements to confirm that you will provide information regarding the percentage of mortgage loans in the asset pool which qualify for the HAMP program.

Mortgage Loan Origination, page S-43

10. We note your response to our prior comment 19. Please revise your disclosure to indicate that you will provide statistical data regarding the exceptions to the extent material.

Part II

Exhibits (Item 16 of Form S-3), page II-2

11. We note that the Forms of Underwriting Agreement, Pooling and Servicing Agreement, Servicing Agreement, Trust Agreement and Indenture are all incorporated by reference to Registration Statement No. 333-131690. Please advise as to why you have not incorporated by reference similar documents from Registration Statement No. 333-131691.

Undertakings (Item 17 of Form S-3), page II-4

12. Your undertakings appear to be inconsistent with your response to our prior comment 1. For example, we note language such as "[i]f the related registrant is relying on Rule 430B" and "the applicable undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser." Please provide an analysis of how your undertakings are not inconsistent with your response to our prior comment 1.

Signatures

13. We note your response to our prior comment 20 and reissue our comment. Please revise the signature page for BNP Paribas Mortgage ABS LLC to include the language provided for in Form S-3.

14. We note that the officer signing on behalf of each of the registrants is signed pursuant to a power of attorney. Please file the certified copies of the resolution of the registrant's board of directors authorizing such signature. Refer to Item 601(b)(24) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via Facsimile (212) 768-6800
        Richard D. Simonds, Jr., Esq.
        Sonnenschein Nath & Rosenthal LLP